Confidential draft No. 3 as confidentially submitted to Securities and Exchange Commission on July 3, 2014

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

VIVINT SOLAR, INC.

(Exact name of Registrant as specified in its charter)

Delaware	4931	45-5605880
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4931 N. 300 W.

Provo, Utah 84604

(877) 404-4129

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Gregory S. Butterfield

Chief Executive Officer and President

4931 N. 300 W.

Provo, Utah 84604

(877) 404-4129

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini Jeffrey D. Saper Michael Nordtvedt Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300	Shawn J. Lindquist Chief Legal Officer, Executive Vice President and Secretary Vivint Solar, Inc. 4931 N. 300 W. Provo, Utah 84604 (877) 404-4129	Kevin P. Kennedy Igor Fert Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):  ☐

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This confidential draft No. 3 of the draft registration statement on Form S-1, or the Form S-1, of Vivint Solar, Inc. is being confidentially submitted solely for the purpose of adding Exhibits to confidential draft No. 2 of the Form S-1, confidentially submitted on June 27, 2014. This confidential draft No. 3 does not modify any provision of the prospectus that forms a part of the Form S-1 and accordingly such prospectus is not reproduced in this confidential draft No. 3.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	*
FINRA filing fee	*
Exchange listing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	*

*	To be completed by amendment

Item 14.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the certificate of incorporation and bylaws of the Registrant provide that:

•	The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the certificate of incorporation and bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.  Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us in the past three years. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(1)        In December 2011, as part of a re-organization, the registrant issued and sold (a) 25,000 shares of its Series A preferred stock to a total of eight accredited investors, (b) 25,000 shares of Series A common stock to a total of eight accredited investors and (c) 25,000 shares of Series B common Stock to a total of 15 accredited investors. These shares were issued and sold in exchange for all the outstanding capital stock of Vivint Solar Holdings, Inc.

(2)        From December 29, 2011 through January 27, 2012, the registrant issued and sold 8,342.36 shares of its Series B preferred stock to a total of 11 accredited investors for aggregate proceeds of $10,000,000.

(3)        On July 12, 2013, the registrant granted to a trust established by one of its employees an option to purchase 617,647 shares of its common stock at an exercise price of $1.00 per share.

(4)        From July 12, 2013 through June 26, 2014, the registrant granted to certain employees and executives under the registrant’s 2013 Omnibus Incentive Plan options to purchase an aggregate of 13,500,000 shares of its common stock at exercise prices ranging from $1.00 to $1.30 per share.

(5)        In July 2013, the registrant adopted the 2013 Long-term Incentive Plan, or the LTIP, that is comprised of six long-term incentive pools, each an LTIP Pool, and reserved for issuance an aggregate of 4,058,823 shares of common stock. A participant in an LTIP Pool is eligible to earn a portion of the respective LTIP Pool based on the extent of achievement of certain pre-established performance objectives relating to the installation of solar energy systems as of a determination date, and subject to his or her continued service with us. The determination dates under the LTIP generally are certain dates following a public offering of our common stock pursuant to a registration statement and a change of control. Payment under an LTIP Pool may be made in cash, shares of our common stock, other shares, and/or any of the combination of the foregoing, subject to certain limitations in the LTIP. The LTIP Pools were established to attract and retain key service providers and strengthen their commitment to us by providing incentive compensation measured by reference to the value of the shares of our common stock.

The offers, sales and issuances of the securities described in Items (1), (2) and (3) were exempt from registration under the Securities Act under Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor and had adequate access, through employment, business or other relationships, to information about the registrant.

The offers, sales and issuances of the securities described in Items (4) and (5) were exempt from registration under the Securities Act under Rule 701 in that the transactions were made pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s 2013 Omnibus Incentive Plan or the 2013 Long-term Incentive Plan or the LTIP. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16.  Exhibits and Financial Statement Schedules.

(a)        Exhibits.

Exhibit Number	Description
1.1**	Form of Underwriting Agreement
3.1**	Form of Certificate of Incorporation, to be effective upon closing of the offering
3.2#	Form of Bylaws, to be effective upon closing of the offering
4.1**	Specimen Common Stock Certificate of the registrant
4.2**	Form of Registration Rights Agreement by and among the registrant and the investors named therein
5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1#+	Form of Director and Executive Officer Indemnification Agreement
10.2#+	2013 Omnibus Incentive Plan, as amended, and forms of agreements thereunder
10.3**+	2014 Equity Incentive Plan, and forms of agreements thereunder
10.4A#+	Amended and Restated 2013 Long-Term Incentive Pool Plan for District Sales Managers, and forms of agreements thereunder
10.4B#+	Amended and Restated 2013 Long-Term Incentive Pool Plan for Operations Leaders, and forms of agreements thereunder
10.4C#+	2013 Long-Term Incentive Pool Plan for Recruiting Regional Sales Managers, and forms of agreements thereunder
10.4D#+	Amended and Restated 2013 Long-Term Incentive Pool Plan for Regional Managers (Technicians), and forms of agreements thereunder
10.4E#+	Amended and Restated 2013 Long-Term Incentive Pool Plan for Regional Sales Managers, and forms of agreements thereunder
10.4F#+	Amended and Restated 2013 Long-Term Incentive Pool Plan for Sales Managers, and forms of agreements thereunder
10.5#+	313 Acquisition LLC Unit Plan and forms of agreement thereunder
10.6#+	Executive Incentive Compensation Plan, and forms of agreements thereunder
10.7#+	Form of Involuntary Termination Protection Agreement between the Registrant and certain of its officers
10.8**+	Letter Agreement, dated , with Gregory S. Butterfield
10.9#+	Employment Agreement, dated September 25, 2013, with Thomas Plagemann
10.10**+	Letter Agreement, dated , with L. Chance Allred
10.11#	Subordinated Note and Loan Agreement between the registrant and APX Group, Inc., dated December 27, 2012
10.11A#	First Amendment to Note and Loan Agreement between the registrant and APX Group, Inc., dated July 26, 2013
10.12#	Amended and Restated Subordinated Note and Loan Agreement between the registrant and APX Parent Holdco, Inc., dated January 20, 2014
10.12A#	First Amendment to Amended and Restated Subordinated Note and Loan Agreement between the registrant and APX Parent Holdco, Inc., dated April 25, 2014
10.13*†	Credit Agreement between us, as a guarantor, Vivint Solar Holdings, Inc., as the borrower, and Bank of America, N.A. as administrative agent and lender, dated May 1, 2014
10.14#	Form of Stockholders Agreement by and among the registrant and other parties thereto
10.15#	Form of Master Intercompany Framework Agreement between the registrant and Vivint, Inc.
10.16#	Form of Transition Services Agreement between the registrant and Vivint, Inc.
10.17#	Form of Non-Competition Agreement between the registrant and Vivint, Inc.
10.18#	Form of Product Development and Supply Agreement between Vivint Solar Developer, LLC and Vivint, Inc.

Exhibit Number	Description
10.19#	Form of Marketing and Customer Relations Agreement between Vivint Solar Developer, LLC and Vivint, Inc.
10.20A#	Form of Trademark Assignment Agreement between Vivint Solar Licensing LLC and Vivint, Inc.
10.20B#	Form of Trademark Assignment Agreement between the registrant and Vivint, Inc.
10.21#	Form of Full-Service Sublease Agreement between the registrant and Vivint, Inc.
10.21A#	Form of Amended and Restated Full-Service Sublease Agreement between the registrant and Vivint, Inc.
10.22#	Form of Bill of Sale and Assignment between the registrant and Vivint, Inc.
10.23#	Form of Limited Liability Company Agreement of Vivint Solar Licensing, LLC, between the registrant and Vivint, Inc.
10.24#	Form of Trademark License Agreement between the registrant and Vivint Solar Licensing, LLC
10.25#	Engagement Letter between the registrant and Blackstone Advisory Partners L.P. dated as of May 30, 2014
10.26#	Lease Agreement between the registrant and Thanksgiving Park Five, LLC dated as of May 5, 2014
10.27#	Sublease Agreement between the registrant, Thanksgiving Park, LLC and Durham Jones & Pinegar, P.C. dated as of May 19, 2014
10.28*†	Limited Liability Company Agreement of Vivint Solar Mia Project Company, LLC, between Vivint Solar Mia Manager, LLC and Blackstone Holdings Finance Co. L.L.C., dated as of July 16, 2013
10.28A*†	First Amendment to Limited Liability Company Agreement of Vivint Solar Mia Project Company, LLC, between Vivint Solar Mia Manager, LLC and Blackstone Holdings Finance Co. L.L.C., dated as of September 12, 2013
10.28B*	Second Amendment to Limited Liability Company Agreement of Vivint Solar Mia Project Company, LLC, between Vivint Solar Mia Manager, LLC and Blackstone Holdings Finance Co. L.L.C., dated as of August 31, 2013
10.29*†	Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Mia Project Company, LLC dated as of July 16, 2013
10.29A*†	First Amendment to Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Mia Project Company, LLC dated as of January 13, 2014
10.29B*†	Second Amendment to Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Mia Project Company, LLC dated as of April 25, 2014
10.30*†	Maintenance Services Agreement between Vivint Solar Provider, LLC and Vivint Solar Mia Project Company, LLC, dated as of July 16, 2013
10.31*	Guaranty by Vivint Solar, Inc. in favor of Blackstone Holdings Finance Co. L.L.C. and Vivint Solar Mia Project Company, LLC, dated as of July 16, 2013
10.32*†	Limited Liability Company Agreement of Vivint Solar Aaliyah Project Company, LLC, between Vivint Solar Aaliyah Manager, LLC and Stoneco IV Corporation, dated as of November 5, 2013
10.32A*†	First Amendment to Limited Liability Company Agreement of Vivint Solar Aaliyah Project Company, LLC, between Vivint Solar Aaliyah Manager, LLC and Stoneco IV Corporation, dated as of January 13, 2014
10.33*†	Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Aaliyah Project Company, LLC dated as of November 5, 2013

Exhibit Number	Description
10.33A*†	First Amendment to Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Aaliyah Project Company, LLC dated as of January 13, 2014
10.33B*†	Second Amendment to Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Aaliyah Project Company, LLC dated as of February 13, 2014
10.34*†	Maintenance Services Agreement between Vivint Solar Provider, LLC and Vivint Solar Aaliyah Project Company, LLC, dated as of November 5, 2013
10.35*	Guaranty by Vivint Solar, Inc. in favor of Stoneco IV Corporation, LLC and Vivint Solar Aaliyah Project Company, LLC, dated November 5, 2013
10.36*†	Limited Liability Company Agreement of Vivint Solar Rebecca Project Company, LLC, between Vivint Solar Rebecca Manager, LLC and Blackstone Holdings I L.P., dated as of February 13, 2014
10.37*†	Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Rebecca Project Company, LLC dated as of February 13, 2014
10.38*†	Maintenance Services Agreement between Vivint Solar Provider, LLC and Vivint Solar Rebecca Project Company, LLC, dated February 13, 2014
10.39*	Guaranty by Vivint Solar, Inc. in favor of Blackstone Holdings I L.P. and Vivint Solar Rebecca Project Company, LLC, dated February 13, 2014
23.1**	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1**	Powers of Attorney (included in page II-5 to this registration statement)

*	Filed herewith.
**	To be filed by amendment.
#	Previously filed.
+	Indicates a management contract or compensatory plan.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b) Financial statement schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)        For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)        For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Provo, State of Utah, on             , 2014.

VIVINT SOLAR, Inc.

By:
Gregory S. Butterfield
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory S. Butterfield, Dana C. Russell and Shawn J. Lindquist, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Vivint Solar, Inc.) to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements and amendments thereto filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully for all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signature	Title	Date
Gregory S. Butterfield	Chief Executive Officer and President, Director (Principal Executive Officer)
Dana C. Russell	Chief Financial Officer (Principal Accounting and Financial Officer)
David F. D’Alessandro	Director
Alex J. Dunn	Director
Bruce McEvoy	Director
Todd R. Pedersen	Director
Joseph F. Trustey	Director
Peter F. Wallace	Director

EXHIBIT INDEX

Exhibit Number	Description
1.1**	Form of Underwriting Agreement
3.1**	Form of Certificate of Incorporation, to be effective upon closing of the offering
3.2#	Form of Bylaws, to be effective upon closing of the offering
4.1**	Specimen Common Stock Certificate of the registrant
4.2**	Form of Registration Rights Agreement by and among the registrant and the investors named therein
5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1#+	Form of Director and Executive Officer Indemnification Agreement
10.2#+	2013 Omnibus Incentive Plan, as amended, and forms of agreements thereunder
10.3**+	2014 Equity Incentive Plan, and forms of agreements thereunder
10.4A#+	Amended and Restated 2013 Long-Term Incentive Pool Plan for District Sales Managers, and forms of agreements thereunder
10.4B#+	Amended and Restated 2013 Long-Term Incentive Pool Plan for Operations Leaders, and forms of agreements thereunder
10.4C#+	2013 Long-Term Incentive Pool Plan for Recruiting Regional Sales Managers, and forms of agreements thereunder
10.4D#+	Amended and Restated 2013 Long-Term Incentive Pool Plan for Regional Managers (Technicians), and forms of agreements thereunder
10.4E#+	Amended and Restated 2013 Long-Term Incentive Pool Plan for Regional Sales Managers, and forms of agreements thereunder
10.4F#+	Amended and Restated 2013 Long-Term Incentive Pool Plan for Sales Managers, and forms of agreements thereunder
10.5#+	313 Acquisition LLC Unit Plan and forms of agreement thereunder
10.6#+	Executive Incentive Compensation Plan, and forms of agreements thereunder
10.7#+	Form of Involuntary Termination Protection Agreement between the Registrant and certain of its officers
10.8**+	Letter Agreement, dated , with Gregory S. Butterfield
10.9#+	Employment Agreement, dated September 25, 2013, with Thomas Plagemann
10.10**+	Letter Agreement, dated , with L. Chance Allred
10.11#	Subordinated Note and Loan Agreement between the registrant and APX Group, Inc., dated December 27, 2012
10.11A#	First Amendment to Note and Loan Agreement between the registrant and APX Group, Inc., dated July 26, 2013
10.12#	Amended and Restated Subordinated Note and Loan Agreement between the registrant and APX Parent Holdco, Inc., dated January 20, 2014
10.12A#	First Amendment to Amended and Restated Subordinated Note and Loan Agreement between the registrant and APX Parent Holdco, Inc., dated April 25, 2014
10.13*†	Credit Agreement between us, as a guarantor, Vivint Solar Holdings, Inc., as the borrower, and Bank of America, N.A. as administrative agent and lender, dated May 1, 2014
10.14#	Form of Stockholders Agreement by and among the registrant and other parties thereto
10.15#	Form of Master Intercompany Framework Agreement between the registrant and Vivint, Inc.
10.16#	Form of Transition Services Agreement between the registrant and Vivint, Inc.
10.17#	Form of Non-Competition Agreement between the registrant and Vivint, Inc.
10.18#	Form of Product Development and Supply Agreement between Vivint Solar Developer, LLC and Vivint, Inc.
10.19#	Form of Marketing and Customer Relations Agreement between Vivint Solar Developer, LLC and Vivint, Inc.

Exhibit Number	Description
10.20A#	Form of Trademark Assignment Agreement between Vivint Solar Licensing LLC and Vivint, Inc.
10.20B#	Form of Trademark Assignment Agreement between the registrant and Vivint, Inc.
10.21#	Form of Full-Service Sublease Agreement between the registrant and Vivint, Inc.
10.21A#	Form of Amended and Restated Full-Service Sublease Agreement between the registrant and Vivint, Inc.
10.22#	Form of Bill of Sale and Assignment between the registrant and Vivint, Inc.
10.23#	Form of Limited Liability Company Agreement of Vivint Solar Licensing, LLC, between the registrant and Vivint, Inc.
10.24#	Form of Trademark License Agreement between the registrant and Vivint Solar Licensing, LLC
10.25#	Engagement Letter between the registrant and Blackstone Advisory Partners L.P. dated as of May 30, 2014
10.26#	Lease Agreement between the registrant and Thanksgiving Park Five, LLC dated as of May 5, 2014
10.27#	Sublease Agreement between the registrant, Thanksgiving Park LLC and Durham Jones & Pinegar, P.C. dated as of May 19, 2014
10.28*†	Limited Liability Company Agreement of Vivint Solar Mia Project Company, LLC, between Vivint Solar Mia Manager, LLC and Blackstone Holdings Finance Co. L.L.C., dated as of July 16, 2013
10.28A*†	First Amendment to Limited Liability Company Agreement of Vivint Solar Mia Project Company, LLC, between Vivint Solar Mia Manager, LLC and Blackstone Holdings Finance Co. L.L.C., dated as of September 12, 2013
10.28B*	Second Amendment to Limited Liability Company Agreement of Vivint Solar Mia Project Company, LLC, between Vivint Solar Mia Manager, LLC and Blackstone Holdings Finance Co. L.L.C., dated as of August 31, 2013
10.29*†	Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Mia Project Company, LLC dated as of July 16, 2013
10.29A*†	First Amendment to Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Mia Project Company, LLC dated as of January 13, 2014
10.29B*†	Second Amendment to Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Mia Project Company, LLC dated as of April 25, 2014
10.30*†	Maintenance Services Agreement between Vivint Solar Provider, LLC and Vivint Solar Mia Project Company, LLC, dated as of July 16, 2013
10.31*	Guaranty by Vivint Solar, Inc. in favor of Blackstone Holdings Finance Co. L.L.C. and Vivint Solar Mia Project Company, LLC, dated as of July 16, 2013
10.32*†	Limited Liability Company Agreement of Vivint Solar Aaliyah Project Company, LLC, between Vivint Solar Aaliyah Manager, LLC and Stoneco IV Corporation, dated as of November 5, 2013
10.32A*†	First Amendment to Limited Liability Company Agreement of Vivint Solar Aaliyah Project Company, LLC, between Vivint Solar Aaliyah Manager, LLC and Stoneco IV Corporation, dated as of January 13, 2014
10.33*†	Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Aaliyah Project Company, LLC dated as of November 5, 2013
10.33A*†	First Amendment to Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Aaliyah Project Company, LLC dated as of January 13, 2014

Exhibit Number	Description
10.33B*†	Second Amendment to Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Aaliyah Project Company, LLC dated as of February 13, 2014
10.34*†	Maintenance Services Agreement between Vivint Solar Provider, LLC and Vivint Solar Aaliyah Project Company, LLC, dated as of November 5, 2013
10.35*	Guaranty by Vivint Solar, Inc. in favor of Stoneco IV Corporation, LLC and Vivint Solar Aaliyah Project Company, LLC, dated November 5, 2013
10.36*†	Limited Liability Company Agreement of Vivint Solar Rebecca Project Company, LLC, between Vivint Solar Rebecca Manager, LLC and Blackstone Holdings I L.P., dated as of February 13, 2014
10.37*†	Development, EPC and Purchase Agreement by and among, Vivint Solar Developer, LLC, Vivint Solar Holdings, Inc., and Vivint Solar Rebecca Project Company, LLC dated as of February 13, 2014
10.38*†	Maintenance Services Agreement between Vivint Solar Provider, LLC and Vivint Solar Rebecca Project Company, LLC, dated February 13, 2014
10.39*	Guaranty by Vivint Solar, Inc. in favor of Blackstone Holdings I L.P. and Vivint Solar Rebecca Project Company, LLC, dated February 13, 2014
23.1**	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1**	Powers of Attorney (included in page II-5 to this registration statement)

*	Filed herewith.
**	To be filed by amendment.
#	Previously filed.
+	Indicates a management contract or compensatory plan.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.